UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited

(Translation of registrant’s name into English)

65 Front Street

Hamilton, HM 12

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto (i) as Exhibit 99.1 is the letter of the Chairman of the Board of Directors of The Bank of N.T. Butterfield & Son Limited (the “Bank”) related to the Bank’s previously announced redemption of its issued and outstanding 8.00% preference shares, par value $0.01 per share, guaranteed by the Government of Bermuda (the “Preference Shares”) and (ii) as Exhibit 99.2 is the shareholder circular explaining the terms of the Bank’s redemption of its Preference Shares. Each of these documents was mailed to Preference Shareholders on November 14, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Letter of the Chairman of the Board — Mandatory Redemption of 8.00% Preference Shares
99.2	Shareholder Circular — Mandatory Redemption of 8.00% Preference Shares